August 13, 2019

Mr. Steve Lo

Division of Corporation Finance

Office of Beverage, Apparel and Mining

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IQVIA Holdings Inc.

Form 10-K for the Fiscal Year Ended December 31, 2018 Filed February 19, 2019

Form 8-K Filed February 14, 2019

File No. 001-35907

Dear Mr. Lo:

IQVIA Holdings Inc. (the “Company”, “we”, or “our”) submits this letter in response to the oral comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in our conversation on July 31, 2019 based on your review of the Company’s response letter dated July 11, 2019 to the Staff’s comment letter dated June 10, 2019, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2018 filed with the Commission on February 19, 2019 and Form 8-K furnished on February 14, 2019 (File No. 001-35907).

In this letter, we have referred to the Staff’s oral comments provided on July 31, 2019 in bold and have followed it with the Company’s response to the Staff.

Form 8-K filed on February 14, 2019

Exhibit 99.1, page 1

1.

We note your response to our prior comment. Please revise your disclosure to clearly describe what purchase accounting amortization is being excluded from the measure and state that while purchase accounting amortization is being excluded, the revenue generated from the associated intangible assets is not.

Company Response:

The Company respectfully acknowledges the Staff’s comments and proposes to incorporate, in future filings, beginning with its earnings release for the period ended September 30, 2019, disclosure substantially similar to the following:

The Company excludes all the amortization of intangible assets associated with acquired customer relationships and backlog, databases, non-compete agreements and trademarks, trade names and other from non-GAAP expense and income measures as such amounts can be significantly impacted by the timing and size of acquisitions. Although we exclude amortization of these acquired intangible assets from our non-GAAP expenses, we believe that it is important for investors to understand that revenue generated from such intangibles is included within revenue in determining net income attributable to IQVIA Holdings Inc.

If you have any questions or further comments, please contact our principal accounting officer, Manny Korakis, by email at Manny.Korakis@iqvia.com or by phone at (973) 394-8748 or me by email at Michael.McDonnell@iqvia.com or by phone at (973) 257-2251.

Sincerely,

/s/ Michael R. McDonnell
Michael R. McDonnell
Executive Vice President and Chief Financial Officer
IQVIA Holdings Inc.